The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

Allen J. Mistysyn
Senior Vice President - Finance and
Chief Financial Officer

May 12, 2023

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention: Amy Geddes
Lyn Shenk

Re:     The Sherwin-Williams Company
Form 10-K for the Year Ended December 31, 2022
File No. 001-04851
Filed February 22, 2023

Ladies and Gentlemen:

We have set forth below the response of The Sherwin-Williams Company (“Sherwin-Williams” or “Company”) to address the comment of the Staff of the Division of Corporation Finance contained in your letter dated May 4, 2023 regarding your review of Sherwin-Williams’ filing noted above.

For your convenience, we have restated in bold type the Staff’s comment followed by our response.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1.Comment: Please quantify the extent to which changes in revenue are attributable to changes in prices and volumes. For example, you disclose that net sales in The Americas Group increased

May 12, 2023

primarily due to selling price increases as well as volume growth in all end markets, particularly residential repaint, but do not quantify these factors. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. We sell thousands of products, including, but not limited to, liquid and powder coatings, painting sundries, caulks, adhesives, aerosols and floor coverings to professional, industrial, commercial and retail customers across multiple geographic regions. These products have varying pricing structures and sell in numerous volumes, unit compositions and measures of weight. These factors make it impractical for the Company to precisely quantify changes in revenue whether due to prices or volumes. As a result, we do not publicly disclose specific price and volume impacts. However, for managerial purposes, we estimate these impacts at a higher level to understand changes in revenue and would propose leveraging this information for future disclosures.

Below is the Company’s proposed disclosure using the Annual Report on Form 10-K for the year ended December 31, 2022 for illustrative purposes, which has been marked to facilitate the Staff's review.

Net Sales

	Year Ended December 31,
	2022	2021	$ Change	% Change
Net Sales:
The Americas Group	$12,661.0	$11,217.0	$1,444.0	12.9%
Consumer Brands Group	2,690.7	2,721.6	(30.9)	(1.1)%
Performance Coatings Group	6,793.5	6,003.8	789.7	13.2%
Administrative	3.7	2.2	1.5	68.2%
Total	$22,148.9	$19,944.6	$2,204.3	11.1%
Consolidated Net sales for 2022 increased 11.1% primarily due to selling price increases in all Reportable Segments and higher product sales volume in The Americas Group, partially offset by lower sales volume in the Consumer Brands and Performance Coatings Groups. Currency translation rate changes decreased 2022 consolidated Net sales by 1.5%, while acquisitions which were completed during the past twelve months added approximately 1.1% to consolidated Net sales. Net sales of all consolidated foreign subsidiaries increased 1.7% to $4.294 billion for 2022 versus $4.223 billion for 2021 primarily due to benefits from acquisitions offset by weakening demand in the Europe and Asia Pacific regions. Net sales of all operations other than consolidated foreign subsidiaries increased 13.6% to $17.855 billion for 2022 versus $15.722 billion for 2021.
Net sales in The Americas Group increased primarily due to selling price increases, which impacted sales by a low double digit percentage, as well as low single digit volume growth in all end markets, particularly residential repaint. Net sales from stores in U.S. and Canada open for more than twelve calendar months increased 11.7% in the year over last year’s comparable period. Currency translation rate changes reduced Net sales by 0.4% compared to 2021. During 2022, The Americas Group opened 89 new stores and closed 17 redundant locations for a net increase of 72 stores, with a net increase of 75 new stores in the U.S. and Canada. The total number of stores in operation at December 31, 2022 was 4,931 in the United States, Canada, Latin America and the Caribbean. The Americas Group’s objective is to expand its store base by an average of 2% each year, primarily through organic growth. Sales of products other than paint increased approximately 0.2% over last year. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.
Net sales of the Consumer Brands Group decreased in 2022 primarily due to ~~lower~~ a high single digit decrease in sales volumes in all regions ~~and~~, inclusive of the Wattyl divestiture, partially offset by selling price increases in all regions which impacted sales by a high single digit percentage. Currency translation rate changes decreased Net sales by 1.1% compared to 2021.

May 12, 2023

The Performance Coatings Group’s Net sales in 2022 increased primarily due to higher organic sales driven by selling price increases in all end markets which impacted sales by a mid-teens percentage, partially offset by ~~lower~~ a low single digit decrease in sales volumes. Currency translation rate changes decreased Net sales 3.8% compared to 2021, largely offset by the impact of acquisitions completed during the past twelve months which added approximately 3.7% to Net sales. In 2022, the Performance Coatings Group added 35 new branches, increasing the total to 317 branches open in the United States, Canada, Mexico, South America, Europe and Asia.
Net sales in the Administrative segment, which primarily consists of external leasing revenue of excess headquarters space and leasing of facilities no longer used by the Company in its primary business, increased by an insignificant amount in 2022.

We want to thank the Staff for its review of our filing to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2066.

Sincerely,

/s/ Allen J. Mistysyn

Allen J. Mistysyn
Senior Vice President – Finance and Chief Financial Officer